DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Calculation of fixed charges ratio:
Income (loss) before provision (benefit) for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$166	$978	$925	$821	$868	$(375)

Add/(deduct):
Fixed charges	38	142	131	147	265	285
Amortization of capitalized interest	1	3	2	2	2	1
Capitalized interest	—	(2)	(2)	(3)	(8)	(8)
Total earnings available for fixed charges	$205	$1,121	$1,056	$967	$1,127	$(97)

Fixed charges:
Interest expense	$34	$125	$114	$128	$243	$257
Capitalized interest	—	2	2	3	8	8
Interest component of rental expense(1)	4	15	15	16	14	20
Total fixed charges	$38	$142	$131	$147	$265	$285

Ratio of earnings to fixed charges	5.4x	7.9x	8.1x	6.6x	4.3x	—

Deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$—	$—	$382
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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.